Exhibit 99.1
PRESS RELEASE
Leonardo: completed the sale of Global Enterprise Solutions for $ 450 million.

Rome, 01/08/2022 – Leonardo announced that its US subsidiary Leonardo DRS has completed the sale of its Global Enterprise Solutions business (GES) to SES for $ 450 million, gross of taxes.

The closing of the transaction was subject to obtaining all the required regulatory approvals.